[ROPES & GRAY LETTERHEAD APPEARS HERE]

June 30, 2005	Matthew H. Choate (617) 951-7513 mchoate@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: Albert Lee

Re:	SEC Comment Letter dated June 10, 2005
Oscient	Pharmaceuticals Corporation’s Registration Statement on Form S-3 (File No. 333-118026)

Ladies and Gentlemen:

On behalf of Oscient Pharmaceuticals Corporation (the “Company”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Post-Effective Amendment No. 4 to the above-referenced Registration Statement on Form S-3.

This amendment reflects certain revisions to Post-Effective Amendment No. 3, as filed with the Commission on June 2, 2005, in response to your comment letter to the Company, dated June 10, 2005, and to update the selling stockholder table.

For reference purposes, the staff’s comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

General

1.	We note that some of the selling securityholders may be broker-dealers. If any of the selling securityholders are broker-dealers revise to identify them as underwriters. The only exception to this position is if these entities obtain these securities as compensation for underwriting services.

Response:    We have revised the selling stockholder table so that selling securityholders that have identified themselves as broker-dealers are identified with the following footnote: “The selling securityholder has identified itself as a registered broker-dealer.”

Securities and Exchange Commission	-2-	June 30, 2005
2.	If any of the selling securityholders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	The selling securityholder purchased in the ordinary course of business; and

•	At the time of the purchase, the selling securityholder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Response:    All selling securityholders that have identified themselves as affiliates of broker-dealers have represented to us that (i) they purchased in the ordinary course of business; and (ii) at the time of the purchase, they had no agreements or understanding to distribute the securities. The selling stockholder table has been revised to identify these selling securityholders with a footnote reading: “The selling securityholder has identified itself as an affiliate of a registered broker-dealer. The selling securityholder has represented to us that it purchased the Notes in the ordinary course of business and that, at the time of purchase, it had no agreement or understanding with any person to distribute the Notes.”

We hope that the foregoing has been responsive to the staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7153 or Patrick O’Brien of Ropes & Gray LLP at (617) 951-7527.

Very truly yours,

/s/  Matthew H. Choate

Matthew H. Choate